AMENDED AND RESTATED
CODE OF ETHICAL CONDUCT
OF GC CHINA TURBINE CORP.

INTRODUCTION

This Amended and Restated Code of Ethical Conduct (“Code”) applies to all directors, officers and employees (“Company Personnel”) of GC China Turbine Corp. (the “Company”).

This Code covers a wide range of financial and non-financial business practices and procedures.  This Code does not cover every issue that may arise, but it sets out basic principles to guide all Company Personnel.  If a law or regulation conflicts with a policy in this Code, Company Personnel must comply with that law or regulation.  If Company Personnel have any questions about this Code or potential conflicts with a law or regulation, they should contact the Company’s Board of Directors (the “Board”) or the Company’s outside legal counsel.

Company Personnel shall recognize that they hold an important and elevated role in corporate governance.  They are uniquely capable and empowered to ensure that the Company’s, its stockholders’ and other stakeholders’ interests are appropriately balanced, protected and preserved.  Accordingly, this Code provides principles to which Company Personnel are expected to adhere and advocate.  The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the stockholders, other stakeholders and the public.

Company Personnel shall adhere to and advocate to the best of their knowledge and ability the following principles and responsibilities governing their professional and ethical conduct.

CONFLICT OF INTEREST

Company Personnel shall act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  A “conflict of interest” may also arise when a member of a person’s immediate family1 receives improper personal benefits as a result of his or her position as a director of the Company.

This Code does not attempt to describe all possible conflicts of interest which could develop.  Some of the more common conflicts from which Company Personnel must refrain, however, are set forth below:

1.  Relationship of Company with Third Parties.  Company Personnel may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

1  NYSE Rule 303A(2)(b) defines “immediate family” to include a person’s spouse, parents, siblings, mothers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who share such person’s home.

2.  Compensation.  No non-employee director shall receive compensation for services as a director of the Company other than director’s fees and benefits.

3.  Gifts.  Non-employee directors and members of their families may not accept gifts from persons or entities who deal with the Company in cases where the gift is being made in order to influence the directors’ actions as a member of the Board or where acceptance of the gifts could create the appearance of a conflict of interest or impropriety.

4.  Personal Use of Company Assets.  Company Personnel may not use Company assets, labor or information for personal use unless approved by the Chairman of the Board, President or other authorized officer or as part of a compensation or expense reimbursement program available to all Company Personnel.

5.  Company Loans.  Company Personnel may not accept or solicit loans or guarantees of obligations from the Company.

CORPORATE OPPORTUNITY

Directors are prohibited from: (a) taking for themselves personally, opportunities related to the Company’s business; (b) using the Company’s property, information or position for personal gain; or (c) competing with the Company for business opportunities; provided however, if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director may do so.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. Company Personnel must respect and obey the laws of the cities, states and countries in which the Company operates. Although not all Company Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel, inasmuch as all Company Personnel are expected to comply fully with all laws, rules, and regulations applicable to the Company’s businesses and with all applicable company policies.

BOOKS AND RECORDS

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Company Personnel must ensure that all of the Company's books, records, accounts and financial statements meet the highest standards of accuracy and completeness, appropriately reflect the Company's transactions and conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or off the books funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed in accordance with the minimum standards set by the relevant federal, state and local government agencies and regulators. In accordance with those policies, in the event of litigation or governmental investigation please consult your supervisor, the CFO or the Company’s outside counsel. Falsification of any record is prohibited and mistakes should never be covered up. All mistakes should be immediately and fully disclosed and corrected. If you detect or suspect improper record keeping, you should immediately notify your supervisor, the CFO, the Chairman of the Board, or the Company’s outside counsel.

CONFIDENTIALITY

It is a violation of this Code to disclose confidential information entrusted to Company Personnel by the Company or its customers, vendors, or partners, except when disclosure is authorized or required by laws or regulations. If in doubt, consult with the Company’s outside counsel. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

All employees, officers, and directors must take reasonable steps to prevent confidential information from being vulnerable to unauthorized access. The obligation to preserve confidential information continues even after employment ends.

The obligation of Company Personnel to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, software that the Company has developed, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

FINANCIAL CODE PRINCIPLES AND RESPONSIBILITIES

The preparation, evaluation, review or audit of financial statements must not include fraudulent or deliberate errors.  All Company Personnel must ensure that there are not fraudulent or deliberate errors in the recording and maintaining of financial records or deficiencies in or noncompliance with the Company’s internal accounting controls.  Financial records, financial reports and audit reports to or by senior management must be true and correct.  Such reports must present full and fair representations of the Company’s financial condition and results of operations.

When disclosing information to constituents, provide them with information that is accurate, complete, objective, relevant, timely and understandable.  Reports and documents that the Company files with the Securities and Exchange Commission (SEC) or releases to the public shall contain full, fair, accurate, timely and understandable information.  The principal executive officer and principal financial officer shall review the annual and quarterly reports and certify and file them with the SEC.

Company Personnel must act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.  Company Personnel must achieve responsible use of and control over all assets and resources employed by or entrusted to them.

Company Personnel must promptly report Code violations to the Company’s Chairman of the Board.

WAIVERS OF THE CODE

Any waiver of this Code may be made only by the Board and will be promptly disclosed as required by law or the private regulatory body.  Requests for waivers must be made in writing to the Company’s Chairman of the Board prior to the occurrence of the violation of the Code.

REPORTING OF VIOLATIONS OF THE CODE, ILLEGAL OR UNETHICAL BEHAVIOR

Company Personnel should report observed violations of the Code and illegal or unethical behavior to the Company’s Chairman of the Board.  All reports will be treated in a confidential manner and it is the Company’s policy to not allow retaliation for reports made in good faith of misconduct by others.  The Company’s Board, upon advice of legal counsel, will lead all investigations of alleged violations or misconduct.  Company Personnel are expected to cooperate in internal investigations of misconduct and violations of this Code.

DISCRIMINATION AND HARASSMENT

The diversity of the Company's employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

HEATH AND SAFETY

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated.

VIOLATIONS OF THE CODE

Company Personnel who violate the standards of this Code will be subject to disciplinary action, which may include termination of employment, civil action and/or referral to law enforcement agencies for criminal prosecution.